2021 Capital, LLC

Statement of Financial Condition
December 31, 2023

Filed as PUBLIC information pursuant to Rule 17-a5(d) under
the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-70757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 2021 Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 S Clark Street STE 700

(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Pilarski	262-442-8459	cpilarski@2021cap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP Certified Public Accountants

(Name – if individual, state last, first, and middle name)

141 W Jackson BLVD STE 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Chad Pilarski_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __2021 Capital, LLC_____, as of __12/31_____, 2 __023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

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│         Official Seal           │
│       GRACELL V LIM             │
│  Notary Public, State of Illinois │
│    Commission No. 902921        │
│ My Commission Expires October 18, 2027 │
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Signature: _[signature]_____

Title:
2021 Capital CFO/CCO

_[signature]_____

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2021 Capital, LLC

CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of 2021 Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 2021 Capital, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of 2021 Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 2021 Capital, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 2021 Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as 2021 Capital, LLC's auditor since 2022.
Chicago, Illinois
February 28, 2024

2021 Capital, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets		
Cash	$	15,980
Receivables from brokers or dealers		3,718,285
Securities owned, at fair value		<u>10,076,920</u>
Total Assets		**<u>$13,811,185</u>**
Liabilities and Members' Equity		
Securities sold not yet purchased, at fair value		4,949,690
Accounts Payable and Accrued Expenses		<u>60,582</u>
Total Liabilities		**5,010,0272**
Members' Equity		**<u>8,800,913</u>**
Total Liabilities and Members' Equity	$	**<u>13,811,185</u>**

The accompanying notes are an integral part of this financial statement.

2021 Capital, LLC

NOTES TO FINANCIAL STATEMENT

Year ended December 31, 2023

Nature of operations and summary of significant accounting policies

Nature of Operations

2021 Capital, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware in July 2021. The Company began its operation in April of 2022 and conducts its business in the State of Illinois. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC"), a member of Financial Industry Regulatory Authority ("FINRA") and is registered with the Municipal Securities Rulemaking Board ("MSRB"). The Company engages primarily in proprietary trading of fixed income securities, equity securities and futures contracts. The Company holds no customer securities or customer funds, nor does it owe funds or securities to any customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis and accordingly, gains and losses are recorded on open futures contracts. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures".

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2021 Capital, LLC

NOTES TO FINANCIAL STATEMENT

Year ended December 31, 2023

Income Taxes

The Company is organized as a multiple-member limited liability company ("LLC"). A multiple-member LLC is treated as a partnership for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the members are individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior two tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

The Company has elected to be liable for the Illinois Pass-Through Entity Tax.

Securities and Derivatives Valuation

Securities and derivatives are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosure.

Financial Instruments

In the normal course of business the Company enters into transactions in futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value. Futures contracts provide for the delayed delivery/receipt of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

2021 Capital, LLC

NOTES TO FINANCIAL STATEMENT

Year ended December 31, 2023

Financial Instruments (continued)

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> • Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

> • Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

> • Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of investment, the liquidity of the markets, and other characteristics

2021 Capital, LLC

NOTES TO FINANCIAL STATEMENT

Year ended December 31, 2023

Fair Value Measurements and Disclosure (continued)

particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy, in such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the significant to the fair value measurement.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

State and Municipal Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded state and municipal bonds debt securities are generally categorized in level 1 of the fair value hierarchy.

Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in level 1 of the fair value hierarchy.

Listed Derivative Contracts that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy.

Option contracts grant the purchaser, for the payment of premium, the right to either purchase from or sell the writer a specified financial instrument under agreed terms. As a writer of option contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

2021 Capital, LLC

NOTES TO FINANCIAL STATEMENT

Year ended December 31, 2023

Fair Value Measurements and Disclosure (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Level 1	Level 2	Level 3	Total
Securities Owned:				
Municipal Securties	$ 2,682,588			$ 2,682,588
Options	$ 792,540			$ 792,540
Equity Securities	$ 6,601,792			$ 6,601,792
Toal Assets at fair Value	$10,076,920			$10,076,920
Liabilities				
Securities Sold, not yet purchased:				
Equity securities	$ 4,292,385			$ 4,292,385
Options	$ 657,305			$ 657,305
Total liabilities at fair value	$ 4,949,690			$ 4,949,690

At December 31, 2023, the Company had futures open trade equity totaling $71,099, which were Level 1 investments, which are included in receivables from brokers on the statement of financial condition. At December 31, 2023, the Company held no Level 2 or Level 3 investments.

Lease Commitment

The Company recognizes and measures its leases in accordance with *FASB 842, Leases*. The Company did not have a lease commitment for the year ending December 31, 2023. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with the Company's short-term leases on a straight-line basis over the lease term. The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease

2021 Capital, LLC

NOTES TO FINANCIAL STATEMENT

Year ended December 31, 2023

Lease Commitment (continued)

component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, Guarantees, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2023.

Concentration of Credit Risk

The Company, pursuant to a clearing agreement, conducts business with one clearing broker for its trading activities. At December 31, 2023, a credit concentration consisted of approximately $8 million, representing the fair value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with the receivable to be significant.

Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2023, the Company's adjusted net capital was $6,755,407, which exceeded the minimum dollar net capital requirement by $6,655,407.

Contingency

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims or potential violations which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

2021 Capital, LLC

NOTES TO FINANCIAL STATEMENT

Year ended December 31, 2023

Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), creating ASC Topic 326 - Financial Instruments - Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 estimates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date over the remaining commercial life (considering the effect of prepayments) based on historical experience, current conditions, and reasonable and supportable forecasts. The Company will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgement used in estimating credit losses, as well as credit quality and underwriting standards of an organization's portfolio.

In May 2019, the FASB issued ASU 2019-05, "Financial Instruments - Credit Losses" ("ASC 2019-05"), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provides an entity with the option to irrevocably elect the fair value option on certain financial assets on transition. ASU 2016-13 and its subsequent amendments is effective for annual reporting, periods beginning after December 15,2019, including interim periods within those annual reporting periods. The Company adopted ASU 2016-13 and its subsequent amendments, which did not have a material impact on the Company's financial statement.

Subsequent Events
The financial statement was approved by management and available for issuance on February 28, 2024. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statement.